Mail Stop 4561

December 27, 2006

By U.S. Mail and facsimile to (212) 838-9190

Mr. Donald A. Wojnowski, Jr.
Chief Executive Officer
Empire Financial Holding Company
2170 West State Road 434 – Suite 100
Longwood, Florida 32779

> **Re: Empire Financial Holding Company**
> **Amendment Number Two to Registration Statement on Form S-3**
> **Filed on November 29, 2006**
> **File Number 333-136822**
> **Form 10-KSB for December 31, 2004 and December 31, 2005**
> **File Number 001-31292**
> **Form 10-QSB for the quarters ending**
> **June 30, 2005 and 2006 and September 30, 2006**

Dear Mr. Wojnowski:

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.

We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Note 7: Notes Payable, page 10

1. We note your response to comment 6 in your December 18, 2006 letter. Please revise future filings to disclose all significant terms of your financing transactions, including any "extension" warrants.

    As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should indicate your intent to include the requested revision in future filings and provide your proposed disclosures. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Stephen A. Zelnick, Esq.
        Virginia Tillyard, Esq.
        Morse, Zelnick, Rose & Lander, LLP
        405 Park Avenue
        New York, NY 10022